Performance Drink Group, Inc.

11427 West I-70 Frontage Road North

Wheat Ridge, Colorado 80033

January 18, 2022

VIA EDGAR

Gregory Herbers

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Performance Drink Group, Inc.
Offering Statement on Form 1-A
Commission File No. 024-11774

Dear Mr. Herbers:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified January 20, 2022, at 9:00 a.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ DAVID LOVATT

David Lovatt

Chief Executive Officer

Performance Drink Group, Inc.